UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 6

Dimension Therapeutics, Inc.

(Name of Subject Company)

Dimension Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25433V105

(CUSIP Number of Class of Securities)

Annalisa Jenkins, M.B.B.S, F.R.C.P

President and Chief Executive Officer

840 Memorial Drive

Cambridge, MA 02139

(617) 401-0011

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Kingsley L. Taft, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02110

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 10, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Dimension Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Mystic River Merger Sub Inc., a Delaware corporation (“Purchaser”), a subsidiary of Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Ultragenyx”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $6.00, net to the holder in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Ultragenyx and Purchaser with the SEC on October 10, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 10, 2017, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation

Item 4 (“The Solicitation or Recommendation—Summary of Financial Analyses”) of the Schedule 14D-9 is hereby amended and supplemented by:

(1)	supplementing and restating the sixth full paragraph on page 38 of the Schedule 14D-9 with the following disclosure:

Discounted Cash Flow Analysis. A discounted cash flow analysis is a valuation methodology that calculates a company’s value as the net present value of that company’s projected future cash flows by discounting those cash flows back to today at that company’s cost of capital. MTS Securities performed a discounted cash flow analysis on the Company using a range of discount rates of 16.0% to 18.0% and assuming no terminal values as the Projections did not contemplate funding research and development beyond the current pipeline. This range of discount rates was based upon a calculation of the Company’s weighted average cost of capital (“WACC”) based on an analysis of selected publicly traded gene therapy companies and commercial rare disease focused companies with less than approximately $10 billion in equity market capitalization and MTS Securities’ experience and professional judgment. The Company’s management also directed MTS Securities to apply a range of probability of success adjustments of 10.0% to 25.0% to the probability of Phase I/II success of DTX301 in MTS Securities’ analysis to reflect management’s view of the downside risk. MTS Securities calculated implied ranges of per Share prices based on ~~the Company’s current capitalization~~ the total number of the Company’s fully-diluted shares outstanding as of September 29, 2017 of approximately 26 million shares as provided by the Company’s management and after making adjustments for assumed equity financings for each of the Base Case and the Downside Case. The results of the analysis are as follows:

(2)	supplementing and restating the second full paragraph on page 39 of the Schedule 14D-9 with the following disclosure:

Although none of the selected companies is directly comparable to the Company, MTS Securities included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of the Company. ~~Based on~~ MTS calculated a range of illustrative equity values by subtracting the net debt of the Company (approximately -$41 million as provided by the Company’s management) from the range of enterprise values of the above selected companies and ~~the net debt of the Company provided by the Company’s management, the comparable companies analysis resulted in~~ then divided such equity values by the total number of the Company’s fully-diluted shares outstanding as of September 29, 2017 of approximately 26 million shares to derive an illustrative per Share equity value range of $(0.55) to $27.35 (rounded to the nearest five cents).

(3)	supplementing and restating the third full paragraph on page 40 of the Schedule 14D-9 with the following disclosure:

MTS Securities subtracted the Company’s net debt as of September 29, 2017 of approximately -$41 million from the upfront and total transaction values of the target companies in the selected transactions to arrive at equity values and then divided the results by the total number of the Company’s fully-diluted shares outstanding as of September 29, 2017 to arrive at an implied per Share value range. The analysis indicated an implied per Share value range of the Company’s common stock of $1.75 to $8.40 (rounded to the nearest five cents) based on the upfront transaction values and $2.45 to $29.75 (rounded to the nearest five cents) based on the total transaction values.

Item 4 (“The Solicitation or Recommendation—Certain Prospective Financial Information”) of the Schedule 14D-9 is hereby amended and supplemented by:

(1)	supplementing and restating the third full paragraph on page 42 of the Schedule 14D-9 with the following disclosure:

The tables below present selected elements of the Projections, as prepared by the Company’s management and provided to and approved by the Board on July 31, 2017 and as provided to MTS Securities for its use and reliance in connection with its financial analyses and opinion to the Board as described below under the heading “—Opinion of the Company’s Financial Advisor.” On September 23, 2017, the Company provided to Ultragenyx certain assumptions, including market penetration and pricing, underlying the Projections. The summary below is included solely to give the Company stockholders access to certain long-term financial projections that were made available to the Board and MTS Securities for purposes of performing analyses underlying its opinion, and is not included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to vote for the Merger Agreement or, whether any stockholder of the Company should tender his, her or its Shares for the Offer or for any other purpose.

(2)	adding to and supplementing the information on page 44 of the Schedule 14D-9 by replacing the table on page 44 of the Schedule 14D-9 under the heading “Base Case as risk adjusted by Company management based on the POS above” with the following table:

($ in mm)	4Q’17	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
Income Statement

Total Net Revenues	$9	$7	$—	$3	$—	$4	$13	$24	$49	$84	$129	$175	$203	$222	$234	$238	$235	$179	$131	$90	$50

Gross Profit	$9	$7	$—	$2	($0)	$3	$10	$19	$40	$73	$113	$154	$177	$193	$204	$207	$204	$156	$113	$79	$44
R&D	(15)	(28)	(15)	(18)	(15)	(14)	(10)	(5)	(5)	(8)	(13)	(17)	(20)	(22)	(24)	(24)	(24)	(18)	(13)	(9)	(5)
S&M			(0)	(2)	(3)	(5)	(7)	(3)	(5)	(8)	(13)	(17)	(20)	(22)	(24)	(24)	(24)	(24)	(24)	(24)	(24)
G&A	(2)	(6)	(5)	(2)	(3)	(3)	(3)	(1)	(1)	(2)	(3)	(3)	(3)	(4)	(4)	(4)	(5)	(5)	(6)	(6)	(7)
D&A				(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
EBIT	($8)	($27)	($20)	($21)	($23)	($20)	($11)	$10	$29	$54	$84	$116	$132	$144	$152	$154	$151	$108	$70	$39	$7
Taxes (Net of NOLs)													(39)	(51)	(53)	(54)	(53)	(38)	(24)	(14)	(3)
NOPAT	($8)	($27)	($20)	($21)	($23)	($20)	($11)	$10	$29	$54	$84	$116	$93	$94	$99	$100	$98	$70	$45	$26	$5

(3)	adding to and supplementing the information on page 44 of the Schedule 14D-9 by replacing the table on page 44 of the Schedule 14D-9 under the heading “Downside Case” with the following table:

($ in mm)	4Q’17	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
Total Net Revenues	$9	$7	$—	$3	$—	$4	$12	$18	$33	$49	$65	$80	$80	$79	$78	$75	$73	$66	$46	$33	$21

Gross Profit	$9	$7	$—	$3	($0)	$3	$11	$16	$29	$42	$57	$71	$71	$70	$69	$67	$65	$58	$41	$30	$19
R&D	(15)	(27)	(15)	(14)	(11)	(9)	(7)	(4)	(3)	(5)	(7)	(8)	(8)	(8)	(8)	(7)	(7)	(7)	(5)	(3)	(2)
S&M			(0)	(3)	(3)	(6)	(8)	(3)	(3)	(5)	(7)	(8)	(8)	(8)	(8)	(7)	(7)	(7)	(7)	(7)	(7)
G&A	(2)	(6)	(5)	(3)	(2)	(3)	(3)	(1)	(1)	(1)	(2)	(2)	(2)	(2)	(2)	(3)	(3)	(3)	(4)	(4)	(4)
D&A				(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
EBIT	($8)	($26)	($20)	($18)	($17)	($15)	($8)	$8	$20	$30	$42	$53	$52	$52	$51	$49	$47	$41	$25	$15	$5
Taxes (Net of NOLs)															(2)	(17)	(16)	(14)	(9)	(5)	(2)
NOPAT	($8)	($26)	($20)	($18)	($17)	($15)	($8)	$8	$20	$30	$42	$53	$52	$52	$48	$32	$30	$26	$16	$10	$3

(4)	adding to and supplementing the information on page 44 of the Schedule 14D-9 by replacing the table on page 44 of the Schedule 14D-9 under the heading “Base Case” with the following table:

($ in mm)	4Q’17	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
NOPAT	($8)	($27)	($20)	($21)	($23)	($20)	($11)	$10	$29	$54	$84	$116	$93	$94	$99	$100	$98	$70	$45	$26	$5
Plus: D&A				1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0	0
Less: Δ in NWC	(1)	(5)	2	(2)	(2)	(2)	(2)	(2)	(5)	(7)	(9)	(9)	(6)	(4)	(2)	(1)	1	11	10	8	8
Less: CapEx	(0)	(1)	(1)	(3)	(2)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Unlevered Free Cash Flow	($9)	($32)	($19)	($25)	($26)	($22)	($12)	$8	$24	$47	$75	$107	$87	$90	$96	$99	$98	$82	$55	$34	$13

(5)	adding to and supplementing the information on page 44 of the Schedule 14D-9 by replacing the table on page 44 of the Schedule 14D-9 under the heading “Downside Case” with the following table:

($ in mm)	4Q’17	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
NOPAT	($8)	($26)	($20)	($18)	($17)	($15)	($8)	$8	$20	$30	$42	$53	$52	$52	$48	$32	$30	$26	$16	$10	$3
Plus: D&A				1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0	0
Less: Δ in NWC	(6)	(4)	2	(2)	(2)	(2)	(2)	(1)	(3)	(3)	(3)	(3)	(0)	0	0	0	0	1	4	3	2
Less: CapEx	(0)	(1)	(1)	(3)	(2)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Unlevered Free Cash Flow	($14)	($31)	($19)	($23)	($20)	($18)	($10)	$7	$17	$27	$39	$50	$52	$52	$48	$32	$31	$28	$20	$12	$5

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 27, 2017

Dimension Therapeutics, Inc..

By:	/s/ Mary Thistle
	Name:	Mary Thistle
	Title:	Chief Operating Officer

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